UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTSRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32001

APTOSE BIOSCIENCES INC.

(Exact name of registrant as specified in its charter)

66 Wellington Street West, Suite

5300 TD Bank Tower, Box 48

Toronto, Ontario M5K 1E6

Canada

(647) 479-9828

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares without par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Aptose Biosciences Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

APTOSE BIOSCIENCES INC.

Date: July 1, 2026	By:	/s/ William G. Rice, Ph.D.
William G. Rice, Ph.D.
Chairman, President, and Chief Executive Officer